EXHIBIT 99.1

New Found Gold Corp. Provides Queensway Gold Project

Overview and Plans; Files Technical Report

Vancouver, BC, April 15, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased provide an overview of, and plans for, the Queensway Gold Project (“Queensway” or the “Project”) and has filed the technical report for the initial mineral resource estimate (“MRE”) for the Project (the “Technical Report”).

Queensway Highlights:

•	Tier 1 Jurisdiction:
•	Mining-positive government, access to highway, port, airport, low-cost green power and skilled local workforce
•	Initial Mineral Resource Estimate:
•	70% of the initial MRE ounces are in the indicated category
•	18.0 Mt[1] grading 2.40 g/t Au[2], for 1.39 Moz[3] (indicated)
•	10.7 Mt grading 1.77 g/t Au, for 0.61 Moz (inferred)
•	High-Grade Veins Exposed at Surface:
•	73% of the ounces are contained in 24% of the tonnage (indicated) within the Mineral Resource pit shells
•	The opportunity for high-grade starter pits is being investigated as part of the preliminary economic assessment (“PEA”) currently underway and scheduled for release in late Q2/25
•	Planning to commence bulk sampling H1/26
•	Versatile Deposit:
•	The Mineral Resources are defined within a series of open pits, which creates flexibility with respect to mine planning, grade sequencing and tailings deposition strategies
•	The potential to leverage in-pit tailings storage is being investigated as part of the PEA
•	Project Growth:
•	Infill: the initial MRE has potential for expansion between and within the initial MRE pit shells
•	Expansion: recently announced high-grade gold intersections beyond the initial MRE footprint demonstrates that gold mineralization remains open for expansion both along strike and at depth; past drilling focussed within 200 m of surface in a less than 5% portion of the 110 km long strike extent of the two major structures controlling gold mineralization

Keith Boyle, CEO of New Found Gold commented: “New Found Gold has begun a new chapter, with an initial mineral resource completed in Q1/25 and a preliminary economic assessment scheduled for completion in late Q2/25. As a mining engineer with 40 years of experience in development and operations, much of which was spent working on projects with parallels to Queensway, I can see the unique opportunity we have at New Found Gold. We are rapidly advancing with the PEA, while at the same time continuing to explore our highly prospective landholdings targeting additional discoveries similar to Keats and Iceberg.”

__________________________

1 Mt = million tonnes

2 g/t Au = grams of gold per tonne

3 Moz = million ounces

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

New Found Gold’s current Corporate Presentation can be viewed in 3D on the Company’s website or using VRIFY at: https://vrify.com/decks/18603

Looking Ahead:

•	Fully Funded PEA Underway:
•	Planned release late Q2/25
•	2025 Drill Campaign:
•	Planning underway for mid Q2/25 start
•	Primary focus on resource conversion (infill, expansion, extensions)
•	Secondary focus on exploration (discovery of additional major deposits along the 110 km long strike extent of the Project)
•	Bulk Sample:
•	To confirm grade continuity and validate resource model
•	Planning underway to commence H1/26
•	Metallurgy:
•	Additional test work is ongoing
•	Permitting and Environmental Baseline Studies:
•	Work is ongoing to support future studies and permit applications

Technical Report and Initial MRE:

The Technical Report was prepared by SLR Consulting (Canada) Ltd. (“SLR”) in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards and Canadian National Instrument 43-101 (“NI 43-101”) and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca. SLR is independent of New Found Gold.

The following is the current Mineral Resource Estimate as at March 15, 2025 (the “Effective Date”) as announced in the New Found Gold news release dated March 24, 2025.

Table 1: MRE Summary (as at the Effective Date)

Zone	Category	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Open Pit	Indicated	17.3	2.25	1.25
	Inferred	9.0	1.24	0.36
Underground	Indicated	0.8	5.76	0.14
	Inferred	1.7	4.44	0.25
Total	Indicated	18.0	2.40	1.39
	Inferred	10.7	1.77	0.61

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.
3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45°, and bench height of 5 m.
4.	RPEEE (as defined below) for underground Mineral Resources was demonstrated by constraining within reporting panels generated at a cut-off grade of 1.65 g/t Au, with heights (H) of 10 m, lengths (L) of 5 m and minimum widths of 1.8 m.
5.	The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.
New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

6.	Pierre Landry, P.Geo. of SLR, an independent Qualified Person who prepared the initial MRE is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.
7.	Bulk density within the vein and halo mineralization domains is 2.7 t/m³.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Numbers may not add due to rounding.

Grade-Tonnage by Cut-off Grade:

Table 2a and 2b show the variation in tonnes and grades at various gold cut-off grades (“COG”) within the AFZ Core resource pit shell. At a cut-off grade of 2 g/t Au and within the resource pit shell, the Indicated Mineral Resource blocks total 3,854 thousand tonnes (“kt”) at a grade of 7.16 g/t Au for 887 thousand ounces (“koz”) and the Inferred Mineral Resource blocks total 993 kt at a grade of 4.16 g/t Au for 133 koz. This represents 73% of the contained ounces in only 24% of the tonnage for the indicated category only.

The opportunity for high-grade starter pits is being investigated as part of the PEA.

Table 2a: AFZ Core Open Pit Indicated Grade-Tonnage Table (as at the Effective Date)

Indicated
COG (g/t)	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)
0.3	16,189	2.34	1,219
0.4	14,197	2.62	1,197
0.5	12,584	2.90	1,174
1.0	7,699	4.29	1,061
1.5	5,248	5.72	964
2.0	3,854	7.16	887

Table 2b: AFZ Core Open Pit Inferred Grade-Tonnage Table (as at the Effective Date)

Inferred
COG (g/t)	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)
0.3	8,280	1.21	323
0.4	7,103	1.36	310
0.5	6,130	1.50	296
1.0	3,068	2.29	226
1.5	1,709	3.14	173
2.0	993	4.16	133

Data Verification

The data used in this Mineral Resource Estimate is supported by Quality Assurance and Quality Control (“QA/QC”) procedures, such as the insertion of certified standards and blanks into the sample stream and the utilization of certified independent analytical laboratories for all assays. The QA/QC data and methodology on the project were reviewed and will be summarized in the NI 43-101 technical report.

Pierre Landry, P.Geo. of SLR, an independent Qualified Person in accordance with the requirements of NI 43-101, has reviewed the adequacy of sample preparation, security, and analytical procedures conducted by New Found Gold from the start of the Queensway exploration programs in 2019 through to the Effective Date. This review found no material issues or inconsistencies that could adversely affect the quality or reliability of the data. The QP is of the opinion that:

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

•	NFG’s sample preparation procedures are appropriate for the deposit type and mineralization style.
•	Analytical methods used, including fire assay, photon assay, and screen fire assay, are suitable for determining gold grades in the Project.
•	The QA/QC program, which includes CRMs, blanks, and duplicates, is well-structured, meets industry standards, and provides confidence in the assay data.
•	Sample security measures and chain of custody protocols are sufficient to ensure the integrity of the data.

Overall, Pierre Landry, P.Geo. of SLR, an independent Qualified Person in accordance with the requirements of NI 43-101, is of the opinion that NFG’s sampling, analytical methods, and QA/QC program meet industry standards and are suitable for use in the Mineral Resource estimate.

Data verification for the drill hole database included comparing gold assay values used to support the Mineral Resource estimate against the original analytical certificates from ALS and MSALABS, the primary laboratories used by NFG between 2019 and 2024. The review covered a variety of assay methods including: fire assay with AAS or gravimetric finish, photon assay, and screen fire assay.

SLR found no material discrepancies identified that would impact the validity of the Mineral Resource estimate. SLR’s QP is of the opinion that the verification process confirms the reliability of the assay database, ensuring its suitability for use for Mineral Resource estimation.

In accordance with NI 43-101, Pierre Landry, P.Geo., of SLR, conducted a site visit to the Project and related facilities on October 24 and 25, 2024. During this visit, he inspected the Keats and Iceberg trenches, the core shack, and reviewed the logging environment and procedures for data collection and sampling. He also examined core samples from the AFZ Core, AFZ Peripheral, and JBP deposits. In addition, he interviewed NFG’s personnel and gathered information necessary for completing the Mineral Resource estimate and accompanying Technical Report.

Mr. Landry also inspected drill collars and drill hole cores relevant to the Mineral Resource estimation, verifying collar locations using a handheld GPS and visually comparing mineralization with interpreted drilling sections. NFG provided full access to all facilities and personnel during the visit. Mr. Landry was accompanied by Melissa Render, President of NFG.

Qualified Person

The initial MRE for Queensway was prepared by Pierre Landry, P.Geo. of SLR, an independent Qualified Person in accordance with the requirements of NI 43-101, who has reviewed and approved the contents of this news release.

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P.Geo., President, and a Qualified Person as defined under NI 43-101. Ms. Render consents to the publication of this press release dated March 24, 2025, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Queensway Project; the preparation, timing and completion of the preliminary economic assessment; the opportunity for high-grade starter pits; the advancement of Queensway; the initial MRE; growth potential; the versatility of the deposit; plans for future exploration and drilling and the timing thereof; additional metallurgical testwork; the jurisdiction of the Queensway Project; and the merits of the Queensway Project.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “scheduled”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC